Filed by Mylan Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan Inc.

Commission File No.: 1-9114

January 14, 2015

Dear Shareholder:

We previously sent to you proxy material for the special meeting of shareholders of Mylan Inc., to be held on January 29, 2015. Your board of directors unanimously recommends that shareholders vote FOR all the proposals described in the proxy material.

Your vote is important, no matter how many or how few shares you may own. To ensure that your shares are represented at the meeting, please vote today by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Thank you for your support.

Very truly yours,

Heather Bresch

Chief Executive Officer

REMEMBER:

You can vote your shares by telephone or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-750-9499.

Cautionary Statements Regarding Forward-Looking Information

This letter contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed acquisition (the “Transaction”) by a new public company organized in the Netherlands (“New Mylan”) of both Mylan Inc. (“Mylan”) and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “Business”), the expected timetable for completing the Transaction, benefits and synergies of the Transaction, future opportunities for the combined company and products and any other statements regarding the combined company’s, Mylan’s and the Business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the ability to meet expectations regarding the accounting and tax treatments and the timing and consummation of the Transaction; changes in relevant tax and other laws; the ability to consummate the Transaction; the conditions to the consummation of the Transaction, including the receipt of approval of the Mylan shareholders; the regulatory approvals required for the Transaction not being obtained on the terms expected or on the anticipated schedule; the integration of the Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Transaction; the retention of certain key employees of the Business being difficult; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the Transaction within the expected time frames or at all and to successfully integrate the Business; expected or targeted future financial and operating performance and results; the capacity (prior to or after consummation of the Transaction) to bring new products to market, including but not limited to where Mylan or the combined company uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of Mylan’s business, the combined company, or the Business; the inherent challenges, risks, and costs in identifying, acquiring and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013, as updated by Mylan’s Current Report on Form 8-K filed on August 6, 2014, Mylan’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, Mylan’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, and its other filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with Mylan, New Mylan, the Business and the Transaction are also more fully discussed in the Registration Statement on Form S-4 that New Moon B.V. (referred to herein as New Mylan) filed with the SEC on November 5, 2014, as amended on December 9, 2014, and as further amended on December 23, 2014, in connection with the Transaction (the “Registration Statement”) and in the proxy statement Mylan filed with the SEC on December 24, 2014 (the “Proxy Statement”), as well as the prospectus New Mylan filed with the SEC on December 24, 2014 (the “Prospectus”). You can access Mylan and New Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this letter.

Additional Information and Where to Find It

The Registration Statement was declared effective on December 23, 2014 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about December 29, 2014. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE BUSINESS AND THE TRANSACTION. The Registration Statement, the Proxy Statement and the Prospectus and other documents relating to the Transaction can be obtained free of charge from the SEC website at www.sec.gov.

Participants in Solicitation

This letter is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014 and in the Proxy Statement and the Prospectus. Information regarding New Mylan’s directors and executive officers may be found in the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the SEC.

Non-Solicitation

This letter shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.